Exhibit 99.1

CEO Letter to Shareholders

December 5, 2022

Dear Shareholders,

With the release of our financial results for the third quarter of 2022 and the announcement of our of a $3.1 million private placement to support the company’s growth, I am happy to present to you with a brief summary of our achievements during this period.

Our efforts to become a global leader in energy storage and thermal energy solutions, for the industrial and utility sectors, are starting to bear fruit. During 2022, we installed and inaugurated several pilot projects around the globe for key partners and strategic customers, positioning ourselves as one of the global leaders in our field.

While we are advancing with our projects and proving our technology, we are also getting a lot of requests from first-tier global companies looking to adopt our solution. This highlights how we believe the capital markets are behaving in the opposite direction of our industry, which we expect will grow as the world shifts its understanding that it must be less carbon intensive. We believe Thermal Energy Storage technology is a key enabler to get there.

Despite the harsh conditions in the capital markets, we announced a private placement of NIS 10.6 million ($3.1 million) of shares and non-traded warrants at NIS 5.33 ($1.55) per share, reflecting a 4% premium on the market price as of the signing date. The non-traded warrants are exercisable with a premium of 15% on the share price with a term of five years.

I personally chose to take a significant part in this raise and invested an additional $1 million in the company. Alpha Capital Anstalt (“Alpha”), an existing institutional investor in the company did the same and is investing $500,000 in this financing round. That is in addition to a $7.5 million investment that by Alpha in the previous round, on the eve of our listing on Nasdaq.

The private placement is subject to the approval of the company’s shareholders in a special meeting that is expected to occur in or around January 2023.

At the same time, we are carefully managing our day-to-day operational expenses and are taking steps to ensure we remain in a healthy financial position as Brenmiller continues to grow.

Commercially, we have shown great progress with pilot projects in various places, demonstrating the advantages of deploying our technology both in the industrial and the utility sectors. We expect that investing in these projects will strengthen the company’s position in our industry and will further assist in commercializing its thermal energy storage technology.

I am particularly excited about the recent inauguration of our first utility- scale project in Italy together with Enel Group and Enel Green Power, which marks the realization of several years of hard work, and dedication by the entire Brenmiller team. The project is a major milestone in our company’s history; we believe it will help showcase the benefits our technology has in reducing emissions and improving operating costs at a large-scale facility.

Looking forward, we continue to see rising demand for our thermal energy storage solution and we are working diligently on setting up a production line which can primarily support, our commercial activities in the EU, where we see a business opportunity due to raising energy prices and the need for energy security and reliability.

I believe that our continuous hard work, with a focus on the targets we set for ourselves, will deliver real value to our company and our shareholders, who have been with us for a very long time and show great belief in our company.

I wish to thank you – our partners in this journey.

I appreciate your patience and trust in me and in the company’s management. Together, we will continue to work hard to expand the company’s commercial activity and advance towards our goals.

Sincerely,

Avi Brenmiller

Cautionary Note Regarding Forward-Looking Statements

This letter to shareholders contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the company is using forward-looking statements in this letter to shareholders when it discusses: advancing its pilot projects; proving its technology and reaching other milestones; expected growth of the industry for thermal energy storage; steps the company is taking to remain in a healthy financial position as the company continues to grow; the anticipated closing of the private placement financing described herein and the company’s upcoming shareholders meeting to approve such transaction; the rising demand for the company’s thermal energy storage solution; the role that the company’s production facility will play to support current and potential future projects; delivering value to the company’s shareholders, and expansion of the company’s commercial activities and advancement toward its goals. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this letter to shareholders. Factors that may affect the company’s results include, but are not limited to, the company’s planned level of revenues, capital expenditures and research, development and engineering expenses, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this letter to shareholders are subject to other risks and uncertainties, many of which are beyond the control of the company, including those set forth in the Risk Factors section of the company’s prospectus dated May 24, 2022 filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov. The company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

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